ESCADA

RECEIVED

2008 JAN 15 A 3:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ESCADA AG Margaretha-Ley-Ring 1 D-85609 Aschheim

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0302
USA





08000217

Aschheim/Munich, Dec 21, 2007

ESCADA AG Paper Filing
SEC Exemption No: 82-34894

SUPPL

Dear Sirs,

Please find enclosed the following paper filings:

⇒ Ad-hoc release: ESCADA Group closes 2006/2007 as expected with slightly declining sales and EBITDA
⇒ Press release: 2006/2007 a year of restructuring for ESCADA

Yours faithfully,

ESCADA AG

Viona Brandt
Head of Investor Relations
http://investor-relations.escada.com

PROCESSED
JAN 16 2008

THOMSON FINANCIAL

ESCADA

Ad-hoc announcement according to § 15 WpHG (*German Securities Act*)

Financial figures

ESCADA AG
Margaretha-Ley-Ring 1
D-85609 Aschheim/Munich, Germany

DE 0005692107
DE 000A0PNVB3

ESCADA Group closes 2006/2007 as expected with slightly declining sales and EBITDA

Munich, December 20, 2007 – As already forecasted in September, the ESCADA Group records slightly declining sales and operative earnings in fiscal year 2006/2007 (reporting date: October 31, 2007). According to preliminary figures, the manufacturer of women's luxury fashion generated consolidated sales of 686.8 million Euros, some 1.2 % less than last year's figure of 695.2 million Euros, while currency-adjusted sales were up by 1.0 %.

With a marginally higher gross profit margin but also a slightly higher cost ratio, the Group's operative earnings before interest, taxes, depreciations and amortizations (EBITDA) came to 68.2 million Euros after last year's total of 74.1 million Euros (-7.9%). The Group reports earnings after taxes and minority interests of -26.8 million Euros (2005/2006: 6.9 million Euros). In line with the announcement made after the first half year, this negative result includes one-time expenses of 39.9 million Euros for a number of structural optimizations and a 14 million Euros write-down on the new valuation of capitalized deferred taxes in the wake of the German corporate tax reform. Due to the net loss incurred for the year, the Board of Management will propose to the Supervisory Board to refrain from a dividend payment for fiscal year 2006/2007.

The ESCADA business unit generated sales of 461.8 million Euros in 2006/2007, a minus of 5.6% (2005/2006: 489.2 million Euros, currency adjusted: -2.4%). At 48.1 million Euros, EBITDA was 12.5% below the corresponding figure for last year (55.0 million Euros). The business unit PRIMERA (with the labels apriori, BiBA, cavita, Laurèl) reports revenues of 247.7 million Euro, a plus of 8.9% (2005/2006: 227.4 million Euros). PRIMERA's EBITDA of 20.1 million Euros remained on the level of last year due to the extra costs for the expansion, mainly incurred at BiBA.

The Group's net debt continued to fall in the reporting year, down by 21.7 million Euros, or 11.5%, from 188.7 million Euros as of October 31, 2006 to 167.0 million Euros per October 31, 2007. Year-on-year comparison per reporting dates shows that inventories were cut in line with strategy and went down by 11.0% from last year's 102.4 million Euros to 91.1 million Euros.

Due to the ongoing restructuring program the Board of Management expects the new fiscal year 2007/2008 to be a year of transition, which is characterized by the implementation of the strategy program "ESCADA Excellence" that was launched in summer 2007. ESCADA's target is therefore to see increases in the lower single-digit percentage range both for consolidated sales and Group EBITDA and to close out with a positive result after taxes.

Contact:
Viona Brandt
Investor relations
Phone: +49 – 89 – 99 44 13 36
viona.brandt@de.escada.com

ESCADA

PRESS RELEASE

2006/2007 a year of restructuring for ESCADA

- **Group sales and EBITDA as expected, slightly below last year**
- **Operative and fiscal one-time expenses lead to negative result after taxes**
- **Net debt once again significantly down**
- **Strategic "ESCADA Excellence" program fully on track**
- **Positive consolidated result after taxes expected for 2007/2008**

Munich, December 20, 2007 – According to preliminary figures, the ESCADA Group closes fiscal year 2006/2007 (reporting date: October 31, 2007) in line with the latest forecasts and records slightly declining sales and operative earnings. As had been already announced before, the consolidated loss is the result of high one-time expenses. The women's luxury fashion manufacturer's Board of Management nonetheless reckons to write a positive Group result after taxes again in 2007/2008.

Jean-Marc Loubier, CEO of ESCADA AG: "2006/2007 was a year of restructuring for ESCADA. We are not satisfied with the business performance as we failed to benefit from the dynamic growth of the luxury goods market. Instead this performance shows clearly that it was high time to tackle the Group's structural problems. We are facing these challenges with the "ESCADA Excellence" program that we launched in June this year. Over the last few months important readjustments have been made already and form part of our daily work, as for example, the collection management, re-launching Accessories and restructuring of retail."

Group performance 2006/2007

- According to preliminary figures, **consolidated sales** came to 686.8 million Euros, a drop of 1.2% against last year's figure of 695.2 million Euros. Currency-adjusted sales were up by 1.0%.

- The **ESCADA business unit** generated sales of 461.8 million Euros in 2006/2007, a minus of 5.6% (2005/2006: 489.2 million Euros). Currency-adjusted the minus came to 2.4%. This decline was due mainly to ESCADA's weaker business performance in all markets except for Russia. In addition, clearing out non-profitable wholesale customers in Europe and Asia and the weak start of the current Fall/Winter collection impacted sales negatively. Performance by product lines saw ESCADA Main Line decline by 7%, ESCADA Sport remain stable while sales for ESCADA Accessories were down by 12% on last year.

- The **business unit PRIMERA** with the labels apriori, BiBA, cavita and Laurèl reports revenues of 247.7 million Euros, a plus of 8.9% (2005/2006: 227.4 million Euros), which is mainly due to the ongoing expansion of BiBA (85 new points of sale) and a solid performance of Laurèl in the wholesale channel, whereas apriori remained stable and cavita has been restructured.

- At 63.0%, the Group's **gross profit margin** was marginally higher than last year (62.4%).

- The **cost ratio** – counted as the operating costs' share in sales – rose marginally from 55.6% to 57.3%.

- **Other operating income** of 29.0 million Euros was 7.0% above last year's total of 27.1 million Euros, partly because of hedging gains. However, royalty income from the license business declined by 2.9 million Euros (-30.5%).

- The Group's operative earnings before interest, taxes, depreciations and amortizations (**EBITDA**) came to 68.2 million Euros (2005/2006: 74.1 million Euros; -7.9%). EBITDA for the ESCADA business unit came to 48.1 million Euros (2005/2006: 55.0 million Euros; -12.5%). Due to the extra costs for the expansion, mainly incurred at BiBA, the EBITDA for PRIMERA of 20.1 million Euros remained on the level of last year.

- The Group reports **one-time expenses** for structural measures of 39.9 million Euros (previous year: 11.9 million Euros). These had already been announced at the end of the second quarter and relate to expenses for the restructuring of the company's own retail, the termination of various contractual obligations and the improvement of the organizational structure.

- **Group earnings before taxes (EBT)** came to -8.6 million Euros after a plus of 24.6 million Euros in 2005/2006.

- The **fiscal result** of 18.2 million Euros contains write-downs of 14 million Euros made for the new valuation of capitalized deferred taxes in the wake of the German corporate tax reform. The 17.7 million Euros of the previous year had included write-downs on deferred taxes of 5 million Euros.

- The Group reports **earnings after taxes and minority interests** of -26.8 million Euros (2005/2006: 6.9 million Euros). Due to the net loss incurred for the year, the Board of Management will propose to the Supervisory Board to refrain from a dividend payment for fiscal year 2006/2007.

Balance Sheet Figures

- The Group's **operative cash flow** for 2006/2007 came to 57.7 million Euros after 48.9 million Euros the year before. Positive advances were made for the strategic objective of reducing the level of funds committed within the Group. Thus, **inventories** stood at 91.1 million Euros at the end of October 2007, some 11.0% less than the 102.4 million Euros recorded on October 31, 2006.
- The Group's **net debt** continued to fall in the reporting year, down by 21.7 million Euros, or 11.5%, from 188.7 million Euros as of October 31, 2006 to 167.0 million Euros per October 31, 2007.

Outlook

Due to the ongoing restructuring program the Board of Management expects the new fiscal year 2007/2008 to be a year of transition, which is characterized by the implementation of the strategy program "ESCADA Excellence" that was launched in summer 2007. ESCADA's target is therefore to see increases in the lower single-digit percentage range both for consolidated sales and Group EBITDA and to close out with a positive result after taxes.

Implementation of "ESCADA Excellence" program in line with plan

The "ESCADA Excellence" program is the key to providing the fundamentals for secured and permanent business dynamics. This will be achieved through:

- Improving the brand and collection management (e.g. more focused direction of the two collections ESCADA Main Line and ESCADA Sport targeting two different customer groups, strict management of product categories, adjusting the delivery terms for the collections);
- More focused product offers for Accessories, for example, the launch of the Margaretha-Bag starting with the Spring/Summer collection 2008;
- Restructuring of retail (e.g. capex discipline, focus on sales area productivity, new IT system; foundation of an ESCADA subsidiary in China to exert more control over brand management and business);
- Re-evaluating planned capital expenditures in order to allocate the required funds in line with the "ESCADA Excellence" program. The total volume of Group capital expenditures came to 36.7 million Euros in 2006/2007;
- Re-balancing of the organization and also filling vacant or creating new key positions in the ESCADA management in order to bring in additional expertise;
- Optimizing the financial investment PRIMERA AG (e.g. rearranging apriori and Laurèl's own retail, selling production facilities in Tunisia, restructuring the cavita label).

For further information:

Financial Press:
Frank Elsner Kommunikation für Unternehmen GmbH
Phone: +49 – 5404 – 91 92 0
Fax: +49 – 5404 – 91 92 29
E-mail: info@elsner-kommunikation.de

Investor Relations:
Viona Brandt, ESCADA
Phone: +49 89 9944 1336
Fax: +49 89 9944 1650
Mail: viona.brandt@de.escada.com

ESCADA Group at a glance

(Figures according to IFRS/IAS)

Income statement

in million Euros	2006/2007	2005/2006	Changes in %
Group sales[1]	686.8	695.2	-1.2
• ESCADA	461.8	489.2	-5.6
• PRIMERA	247.7	227.4	+8.9
Gross profit	432.7	433.7	-0.2
Gross profit in %	63.0	62.4	0.6 points
Operating expenses[2]	393.6	386.7	+1.8
Other operating income	29.0	27.1	7.0
Earnings before interest, taxes, depreciation and amortization (EBITDA)	68.2	74.1	-7.9
• ESCADA	48.1	55.0	-12.5
• PRIMERA	20.1	20.1	0.0
One-time expenses	39.9	11.9	> 100
Net financial result	-15.7	-16.4	+4.3
Earnings before taxes (EBT)	-8.6	24.6	--
Earnings after taxes and third party shares	-26.8	6.9	--
Earnings per share in Euros (undiluted) Weighted number of issued no-par shares	-1.59	0.42	--

[1] Consolidated, without Group-internal sales
[2] Aggregate of personnel expenses and other operating expenses

Balance sheet

in million Euros	Oct. 31, 2007	Oct. 31, 2006
Balance sheet total	425.8	426.1
Inventories	91.1	102.4
Equity	80.5	109.6
Net debt	167.0	188.7


END